Exhibit 99.2

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-255264) of HEXO Corp. and in the Registration Statement on Form F-10 (No. 333-256131) of HEXO Corp. and HEXO Operations Inc. of our report dated July 13, 2021, relating to the consolidated financial statements of 2579951 Ontario Inc., which are included in the Business Acquisition Report of HEXO Corp. which appears as an exhibit to HEXO Corp.’s report on Form 6-K filed on September 24, 2021.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

Burlington, Canada

November 16, 2021